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                                                                    EXHIBIT 99.2

                                                                    NEWS RELEASE

                 [SANTA FE INTERNATIONAL CORPORATION LETTERHEAD]

FOR IMMEDIATE RELEASE

                       SANTA FE INTERNATIONAL CORPORATION
                     OVERALLOTMENT OPTION EXERCISE COMPLETED

     Dallas, July 31, 2000--Santa Fe International Corporation (NYSE:SDC) announced today the closing of the sale of one million of the Company's ordinary shares pursuant to the exercise of an option to cover overallotments. These shares were sold to the underwriters of the secondary public offering recently completed by the Company's principal shareholder, SFIC Holdings (Cayman), Inc., a wholly owned subsidiary of Kuwait Petroleum Corporation. The Company did not receive any of the proceeds from the exercise of the option or the offering.

     Kuwait Petroleum Corporation now beneficially owns 43.5 million or approximately 38% of Santa Fe International Corporation's ordinary shares. Approximately 72 million of the Company's outstanding shares, or 62%, are now in the float.

     Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. served as managing underwriters for the offering. A copy of the final prospectus relating to these securities can be obtained from the offices of Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004 ( telephone
     212/902-5400).

Santa Fe International Corporation is a leading international offshore and land contract driller. The Company owns and operates a high quality, technologically advanced fleet of 27 marine drilling rigs and 33 land drilling rigs and is a provider of drilling related services to the petroleum industry.